Exhibit 99.5

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                                                                                                                                TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

TITAN TRADING ANALYTICS INC. ANNOUNCES APPLICATION TO AMEND WARRANTS

September 22, 2008 – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announced today that it intends to make an application to the TSX Venture Exchange to amend warrants (the “Warrants”) issued on December 12, 2006 pursuant to a private placement (the “Private Placement”).  A press release describing the original issuance of the Warrants was issued on December 13, 2006, and can be found on Titan’s SEDAR profile at www.sedar.com.

Under the Private Placement, 3,311,299 units were issued. Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole Warrant entitled the holder to purchase an additional common share at $0.50 for a period of 24 months.

The Board of Directors has approved an application to be made to the TSX Venture Exchange to re-price the Warrants from $0.50 to $0.38, representing the current 10 day weighted average trading price for Titan’s common shares.  All other terms and conditions of the Warrants will remain unchanged, including the expiry date of December 12, 2008.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Ken W. Powell, President & CEO
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release